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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

        WATSON                      CHARLES                           L.
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        (Last)                      (First)                        (Middle)

                          1000 LOUISIANA  SUITE 5800
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                                   (Street)

        HOUSTON                      TEXAS                           77002
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  DYNEGY INC. -- DYN (NYSE)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year     MARCH 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    _X_ Director    _X_ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    __X_ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V   1,230,177      (D)                  1,791,032               (I)      BY FAMILY
                                                                                                                        LP(2)
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CLASS A COMMON STOCK    3/29/00    J(1)      V   1,230,177      (A)                  3,000,002               (I)      BY FAMILY
                                                                                                                        LP(3)
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CLASS A COMMON STOCK    3/29/00    J(1)      V   1,230,176      (D)                  1,791,032               (I)      BY FAMILY
                                                                                                                        LP(2)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V   1,230,176      (A)                  3,000,002               (I)      BY FAMILY
                                                                                                                        LP(3)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V     179,883      (D)                  1,791,032               (I)      BY FAMILY
                                                                                                                        LP(2)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V     179,883      (A)                  3,000,002               (I)      BY FAMILY
                                                                                                                        LP(3)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V     179,883      (D)                  1,791,032               (I)      BY FAMILY
                                                                                                                        LP(2)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V     179,883      (A)                  3,000,002               (I)      BY FAMILY
                                                                                                                        LP(3)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V     179,883      (D)                  1,791,032               (I)      BY FAMILY
                                                                                                                        LP(2)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V     179,883      (A)                  3,000,002               (I)      BY FAMILY
                                                                                                                        LP(3)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V   1,791,032      (D)(4)               1,791,032               (I)      BY FAMILY
                                                                                                                        LP(2)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK    3/29/00    J(1)      V   1,791,032      (A)(4)               1,791,032               (I)      BY FAMILY
                                                                                                                        LP(2)
------------------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            of De-        of In-
                                 Date                                           ative       Secur-           rivative      direct
                                 (Month/Day/                                    Secur-      ities            Security:     Bene-
                                 Year)                                          ity         Bene-            Direct        ficial
                                                                                (Instr.     ficially         (D) or        Owner-
                               --------------------------------------------     5)          Owned            Indirect      ship
                               Date     Expira-              Amount or                      at End           (I)           (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:


1. All of the transactions reported on this Form 4 were for no consideration, and Mr. Watson maintained a pecuniary interest in all the shares for which transactions are reported. Mr. Watson disclaims beneficial ownership in any shares in which he does not have a pecuniary interest.
2. Shares are held of record by Wincrest Ventures L.P., a limited partnership ("Wincrest Ventures"). Mr. Watson and his wife are the sole shareholders of the corporate general partner of Wincrest Ventures. Trusts for the benefit of Mr. Watson's children, of which Mr. Watson and his wife are the sole trustees (the "Trusts"), a corporation, of which Mr. Watson and the Trusts are the sole shareholders, and Mr. Watson and his wife are the sole limited partners of Wincrest Ventures. Mr. Watson may be deemed to beneficially own all of the shares of Dynegy Class A common stock held by Wincrest Ventures.
3. Shares are held of record by Wincrest Capital L.P., a limited partnership ("Wincrest Capital"). Mr. Watson and his wife are the sole shareholders of the corporate general partner of Wincrest Capital. The Trusts, Mr. Watson and his wife are the sole limited partners of Wincrest Capital. Mr. Watson may be deemed to beneficially own all of the shares of Dynegy Class A common stock held by Wincrest Capital.
4. Although the shares were not transferred, the effect of the transactions reported on this Form 4, and pursuant to the Wincrest Ventures partnership agreement and applicable law, was to change the pro rata ownership of the shares because the shares, which were held by the partnership but were credited for all purposes to the partner which contributed the shares, are no longer credited to a particular partner.



            /s/ Lisa Q. Metts               April 10, 2000
          -------------------------------  -----------------
          **Signature of Reporting Person        Date
          Lisa Q. Metts, Attorney-in-Fact
                     Dynegy Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.

          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.


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